Knowbella Helix Inc.

P.O. Box 30085

Cincinnati, Ohio 45230

September 24, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Era Anagnosti

Re:	Knowbella Helix Inc.
Rule 477 Application for Withdrawal of Offering Statement
File No. 024-10848

Dear Sir/Madam:

Pursuant to Rule 259(a) promulgated under the Securities Act of 1933, as amended, Knowbella Helix Inc., a Delaware corporation (the “Company”), hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (the “Commission”) of its Offering Statement on Form 1-A, File No. 024-10848 (the “Offering Statement”). The Offering Statement was originally filed with the Commission on June 7, 2018 and amended on June 14, 2018.

The Company files the withdrawal of the Offering Statement because the Company has determined that the current market situation is not suitable for the Company, and the Company confirms that no securities have been sold pursuant to the Offering Statement.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Jason Barkeloo, Chairman of the Board of the Company at (513) 225-8765.

Very truly yours,

/s/ Jason Barkeloo

Jason Barkeloo,
Chairman of the Board

cc:	Mark Reuter, Keating Muething & Klekamp PLL